Exhibit 99.3

VIA EMAIL AND OVERNIGHT MAIL

August 7, 2013

Dr. Murray Gell-Mann
Nominating and Corporate Governance Committee Chairman
AeroVironment, Inc.
181 W. Huntington Dr., Suite 202
Monrovia, CA 91016

Dear Dr. Gell-Mann:

On July 2, 2013, Engaged Capital sent a letter to the company nominating a candidate to the board of directors at AeroVironment.  Over a month has passed since you received this nomination.  To date, I have not received any communication from you or anyone else on your committee.  When I met with Mr. Conver on July 30, 2013, he explained that he was acting as a “conduit” for your committee.  While cordial, this meeting lacked any substantive dialogue regarding our request.  As a top five shareholder of AeroVironment, we would have expected more from our fiduciaries.  Thus far, this experience has increased our conviction that the inclusion of a large, independent shareholder inside the boardroom would be greatly beneficial to the company.

We also understand that your committee may be considering other board candidates, including an individual with personal ties to the current management team and no significant company ownership.  If true, this course of action would be quite disingenuous given the committee has failed to even meet with the large shareholder whose nominating letter set this activity in motion.  Throughout our engagement we have tried to work constructively, behind the scenes, to resolve our concerns.  While the lack of substantive engagement on the part of the board confounds us, it does provide us with a fact set supportive of the election of our nominee at the upcoming annual meeting.

Despite our frustration with the lack of progress, we are still seeking a constructive dialogue with you, rather than a public escalation of tensions.  Please contact me so we can arrange a meeting to resolve this situation in a manner which benefits AeroVironment and all of its shareholders.

Regards,

/s/ Glenn Welling

Glenn Welling

cc:	Joseph F. Alibrandi
Kenneth R. Baker
Arnold L. Fishman